AB 3/28

UNITE[D STATES]
SECURITIES AND EX[CHANGE COMMISSION]
Washingto[n]

12014203

SEC Mail Processing Section FEB 29 2012 Washington, DC 125

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CMZ TRADING, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd Suite 826
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline Sloan 312-291-0560
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd. Suite 1080 (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Charles Maylee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of CMZ Trading, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DONNA M DUGDALE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/10/13

Signature

Managing Member
Title

Notary Public

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x]| (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CMZ Trading, LLC

(An Illinois Limited Liability Company)

Financial Statements

And Independent Audit Report

December 31, 2011

CMZ Trading, LLC
(An Illinois Limited Liability Company)
Index
December 31, 2011

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Report of Independent Registered Public Accounting Firm

To the Members:
CMZ Trading, LLC

We have audited the accompanying statement of financial condition of Nico Securities LLC the Company as of December 31 2011. This statement of financial condition is the responsibility of the Company's management Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement We were not engaged to perform an audit of the Company's internal control over financial reporting Our audit included consideration of internal control over financial reporting as basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting Accordingly we express no such opinion An audit also includes examining on test basis evidence supporting the amounts and disclosures in the statement of financial condition assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation We believe that our audit provides reasonable basis for our opinion

In our opinion the statement of financial condition referred to above present fairly in all material respects the financial position of the Company at December 31 2011 in conformity with U.S generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as whole The accompanying supplemental information is presented for purposes of additional analysis and is not required part of the basic statement of financial condition but is supplementary information required by Rule 7a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Futures Trading Commission Such information has been subjected to the auditing procedures applied in our audit of the basic statement of financial condition and in our opinion is fairly stated in all material respects in relation to the basic statement of financial condition taken as whole.

Chicago Illinois

February 18, 2012

CMZ Trading, LLC
(An Illinois Limited Liability Company)
Statement of Financial Condition
As of December 31, 2011

Assets		
Cash and cash equivalents	$	205,713
Marketable securities		
Equities at fair value		22,185,643
Options at fair value		87,370,620
Total securities owned at fair value		109,556,263
Open trade equity		1,948,342
Due from clearing firm		9,984,431
CME Stock pledge at market value		1,463,727
Exchange memberships (at costs)		3,421,000
Fixed assets net of depreciation		16,663
Lease deposit		4,394
Preferred stock		10,187
Total assets	$	126,610,719
Liabilities		
Securities sold, not yet purchased at fair value		30,831,823
Short options at fair value		79,998,496
Total positions sold, not yet purchased at fair value		110,830,319
Dividend payable		31,407
Accrued expenses payable		19,103
Total liabilities		110,880,469
Member equity		15,730,249
Total liabilities and members' equity	$	126,610,719

The accompanying notes are an integral part of these financial statements.

CMZ Trading, LLC
(An Illinois Limited Liability Company)
Statement of Income
For the Year Ended December 31, 2011

Revenues	
Trading principal transactions, net of commissions	$ 8,447,470
Change in value of pledged stock	-469,027
Interest and dividend income	937,585
Other income	16,691
Total revenue	8,932,719
Expenses	
Interest expense	431,320
Exchange and clearing fees	42,338
Technology and information expenses	542,551
Brokerage	918,904
Seat lease	72,950
Depreciation	38,395
Dividend expense	468,279
Trader fees and employee costs	553,187
Occupancy expense	158,133
Guaranteed payments	394,067
Other operating expenses	1,799,177
Total expenses	5,380,284
Net loss from operations	$ 3,552,435

The accompanying notes are an integral part of these financial statements.

CMZ Trading, LLC
(An Illinois Limited Liability Company)
Statement of Changes in Members' Equity
For the Year Ended December 31, 2011

Members' equity at January 1, 2011	$	15,443,349
Capital contributions		
Capital withdrawals		(3,265,535)
Net income		3,552,435
Members' equity at December 31, 2011	$	15,730,249

The accompanying notes are an integral part of these financial statements.

CMZ Trading, LLC
(An Illinois Limited Liability Company)
Statement of Cash Flows
For the period ending December 31, 2011

Cash flows from operating activities:		
Net income	$	3,552,435
Depreciation and amortization		38,395
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in marketable securities		(29,259,199)
Decrease in due to/from clearing firm		26,329,978
Increase in open trade equity		2,375,863
Increase in securities sold, not yet purchased		71,483
Increase in accrued receivables		34
Increase in dividend payable		28,247
Increase in accrued liabilities		(18,798)
Net cash used in operating activities		2,951,439
Cash flows from investing activities:		
Purchase of fixed assets		(27,610)
Deposit with Computershare, Inc.		
Proceeds of exchange membership		
Change in value of preferred CME Stock		469,027
Net cash used in investing activities		441,417
Cash flows from financing activities:		
Capital contribution		
Capital withdrawals		(3,265,535)
Net cash provided by financing activities		(3,265,535)
Net decrease in cash and cash equivalents		127,321
Cash and cash equivalents, beginning of the year		78,392
Cash and cash equivalents, end of the year	$	205,713
Interest expense paid	$431,020	

The accompanying notes are an integral part of these financial statements.

NOTE 1 Organization

CMZ Trading, LLC (The "Company") was organized under Limited Liability Company Act of Illinois January 1, 2005. The business of the Company is to engage in the speculative trading of stock and stock options, for their own account on organized exchanges in the United States. **CMZ Trading, LLC** is registered as a Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board Options Exchange (CBOE). The Company is exempt from certain filing requirements under the Rule 15c3-1(a)(6) of the Securities and Exchange Commission, since the Company does not trade on behalf of customers, effects transactions only with other broker dealers, does not effect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner of the Exchange.

NOTE 2 Significant Accounting Policies

a) The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) In the normal course of business, as part of its trading strategy, the Company enters into transactions in exchange traded futures and broad based indexes, including options thereon. These derivative financial contracts are used to adjust the risk and return of their trading strategy. Proprietary trading of principal transactions together with related revenues and expenses are recorded on trade date.

Upon entering into a futures contract, the Company is required to deposit either cash or securities (initial margin) in an amount equal to a certain percentage of the contract value. Subsequent payments (variation margin) are made or received by the Company each day. The variation margin payments are generally equal to the daily changes in the contract value and are recorded as unrealized gain or loss. The Company recognizes a realized gain or loss when a futures contract is closed.

c) Revenue Recognition
Derivative financial contracts are valued at fair value. Changes in fair value of these contracts are recorded as unrealized gains or losses in the accompanying statement of income. Realized gains and losses on these derivative financial contracts are recognized when such contracts are closed or expired.

d) *Income Taxes.*
A Limited Liability Company does not pay federal income taxes. The Company is treated for Federal and State income taxes as if it was a partnership reporting their income under the Sub Chapter K provision of the Internal Revenue Code of 1986. Each member is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company reports their income for taxes on a calendar year basis. The Company is subject to a 1.5% Illinois replacement tax.

The Company applies the provision of FASB ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized measured, present and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely-than-not of being sustained by the applicable tax authority. The managing member has concluded there I no tax expense to be recorded by the Company for the year ended December 31, 2011.

e) *Statement of Cash Flows*
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

f) *Depreciation.*
Depreciation is provided on a double declining balance following MACRS lives for all depreciable assets. The estimated useful lives are three years to five years for computers and related software. The Company writes off immediately all computer equipment

FASB Accounting Standard Updates

In January 2010, the FASB issued ASU no. 2010-06, Fair Value Measurements and Disclosures (Top 820): Improving Disclosures about Fair Value Measurements. ASU 2010-06 also establishes a roll forward of activities on purchases, sales, issuance, and settlements for the assets and liabilities measure using significant unobservable inputs (level 3 fair value measurements). The Company has adopted ASU 2010-06 effective January 1, 2011. There were no transfers between levels during 2011.

NOTE 3 Clearing Agreements

The Company has a joint back office (JBO) clearing agreement with Goldman Sachs Clearing, LLC The agreement allows JBO participants to receive favorable margin treatment as compared to a regular customer. As part of the agreement the Company has invested 10,187 in a preferred interest in Goldman Sachs Clearing, LLC. The Company's interest in Goldman Sachs Clearing is reflected as a preferred stock on the balance sheet. Under the rules of the Chicago Board Options Exchange, the Company is required to maintain a minimum net liquidly trading value of $ 1 million in Goldman Sachs Clearing, LLC and is exclusive of the preferred stock value of $10,187.

NOTE 4 Fair Value measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets which are essentially cash and cash equivalents.

The Company did not value any assets at Level 2 or Level 3. The following is a summary of their fair value.

Assets at Fair Value		Level 1
Securities		$ 22,185,643
Options & Derivatives		87,370,620
Open Trade equity futures		1,948,342
Due from broker dealer		9,984,431
CME Stock pledge		1,463,726
Total at Fair Value		$122,952,762

Liabilities at Fair Value		Level 1
Securities sold, not yet purchased		$ 30,831,823
Options sold, not yet purchased		79,998,496
Total at Fair Value		$ 110,830,319

NOTE 5 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2011 the Company had net capital of $ 6,801,137, which was $6,701,137 in excess of its required net capital.

NOTE 6 Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.
Derivatives used for economic hedging purposes include futures, and options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not engage in activity in swaps or the forward market.

Financial Instruments and Fair Value of Financial Instruments," requires disclosures about the amounts, nature, terms and fair values of derivative financial instruments. The statements also requires that a distinction be made between financial instruments held or issued for trading purposes and financial instruments held or issued for purposes other than trading.

The Company invests in exchange traded options for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded whereas the options clearing corporation acts as the counter party of the specific transactions and , therefore, bears the risk of delivery to and from the counter parties.

The Company does not apply hedge accounting as defined in FASB ASC 815, Accounting for Derivative Instruments and Hedging Activities, as all financial instruments are marked to market with changes in fair values reflected in earnings.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate.

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

NOTE 7 Financial Instruments Held or Issued for Trading Purposes

Derivative financial instruments used for trading purposes including economic hedges of trading instruments, are carried at fair value. Fair value for exchange-traded instruments, principally futures and certain options, are based on quoted market prices. The Company trades in exchange trade equities indexes and index options. Unrealized gains or losses on these derivatives are recognized currently in the statement of income as principal trading income. The following table summarizes the components of income from proprietary trading transactions and includes the class of financial instruments included.

Index activities (including index options, and futures on indexes) $7,813,965

The following amounts disclosed represent the market or fair value of derivative financial instruments at December 31, 2011, and the average market of fair value calculated based upon month end amounts, during the year for those instruments:

December 31, 2011	Asset FMV	Liability FMV	Asset Average. FMV	Liability Average FMV
Options	87,370,620	79,998,496	80,511,663	92,583,964
Securities	22,185,643	30,831,823	14,415,001	18,210,614
Futures OTE	1,948,342	0	3,136,274	0

NOTE 8 Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2011 consist of the following:

Broker-dealer	$ 9,984,431

The amount receivable from broker-dealers is collectible cash primarily from trading of stock and stock options. The cash balance receives interest at less than the broker call rate. The Company clears all transactions through another broker dealer pursuant to their clearing agreement. At December 31, 2011, substantially all assets of the Company are deposited with the clearing broker.

NOTE 10 Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the exchanges who guarantee the transactions . It is the Company's policy to review, as necessary, the credit risk of all trading positions.

NOTE 11 Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. FASB ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under FASB ASC 460.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts base on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different

Exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 12 Preferred Stock

The Company owns preferred in their broker dealer. The stock is unmarketable and is carried at cost, which is its approximate fair value.

NOTE 13 Subsequent events

Management has evaluated subsequent events through February 18, 2012, the date the financial statements were issued.

NOTE 14 Exchange memberships

The Company owns Memberships with the following exchanges Chicago Board of Trade (CBOT) Commodity Option Membership, Chicago Mercantile Exchange (CME) Index and Option Market membership and Chicago Board Option Exchange. Memberships are carried at cost.

NOTE 15 Pledged stock

Pursuant to the Chicago Mercantile Exchange rule 902 certain assigned Class A shares and memberships are pledged to the Exchange as security for clearing member's obligations. Assigned shares and memberships may be sold by the Exchange in the event of insolvency or a clearing member. The proceeds of such sale will be used to fulfill the obligations of the member.

At December 31, 2009, these securities carried at estimated fair values consist of the following:

CME Group Class A	6,007 Shares pledged to Exchange
Fair value of Stock pledged	$1,463,726

CMZ Trading, LLC
(An Illinois limited liability company)
Computation of Net Capital
Pursuant to uniform Net Capital Rule 15C3-1
December 31, 2011

Members Capital December 31, 2011	$	15,730,249
Less:		
Non allowable assets		-4,915,970
Commodity charges		-239,485
Haircuts		-3,713,247
Undue concentration		-60,410
Net capital	$	6,801,137
Required net capital		100,000
Excess capital	$	6,701,137
Excess capital @ 1000%	$	6,699,227

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS Report, Part II filed by CMZ Trading, LLC as of December 31, 2011

The accompanying notes are an integral part of these financial statements.

CMZ Trading, LLC
(An Illinois limited liability company)
Computation of Net Capital
Pursuant to uniform Net Capital Rule 15C3-1
December 31, 2011

Computation of Aggregate Indebtedness

Aggregate Indebtedness

Items included in the balance sheet

Accrued liabilities	$ 19,103
	$ 19,103

Ratio: Aggregate Indebtedness To	**.280879% to 1**

The accompanying notes are an integral part of these financial statements.

CMZ Trading, LLC
(An Illinois limited liability company)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2011

Schedule
II

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND
CONTROL REQUIREMENTS
(See note below)

Note: The Company, is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

The accompanying notes are an integral part of these financial statements.

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

To the Members:
CMZ Trading , LLC:

In planning and performing our audit of the financial statements and supplemental schedules of CMZ Trading , LLC (the Company), for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the

entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the Commission's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, Chicago Board Options Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper and Company CPA's P.C.

February 18 , 2012

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE PERIOD ENDING DECEMBER 31, 2011

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Charles Maylee
Managing Member

Robert Cooper & Company CPA PC
141 w. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722
rwcoopercpa@gmail.com

To: The Members:
CMZ Trading, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ending December 31, 2011. Which were agreed to by CMZ Trading, LLC and the Securities and Exchange Commission, SIPC and the Chicago Board Options Exchange. Solely to assist you and the other specific parties in evaluating CMZ Trading, LLC compliance with the applicable instructions for the Transitional Assessment Reconciliation (Form SIPC- 7). CMZ Trading, LLC's management is responsible for CMZ Trading, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding other sufficiency of the procedures describe below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences.
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 as applicable, with the amount reported in Form SIPC -7 nothing no differences
3. Compared any adjustments reported in For, SIPC 7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting any adjustments noting no differences.
5. Compared the amount of any overpayment applied o the current assessment with the Form SIPC- 7 on which it was originally computed noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would be reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPA PC
February 18, 2012

CMZ Trading, LLC
SIPC Calculation
December 31, 2011

General Assessment	$18,036
Less: July 2012 payment made with SIPC 6	
Assess Balance Due	$18,036
Determination of SIPC Net Operating Revenues	
Total	
Revenue	8,013,815
Additions:	
Commodity losses	0
Total Additions	0
Deductions:	
Commissions, floor brokerage	
clearance paid to other SIPC Members	(330,867)
Interest expense	(468,558)
Total Deductions:	(799,425)
SIPC Operating Revenue	7,214,390
General Assessment 0.0025	$18,036